Exhibit 99.2

Waterdrop Inc. Announces Appointment of New Independent Director

BEIJING, March 12, 2025 /PRNewswire/ — Waterdrop Inc. (NYSE: WDH) (“Waterdrop” or the “Company”), a leading technology platform dedicated to insurance and healthcare service with a positive social impact, today announced the appointment of Mr. Chen Lin as an independent director and a member of the audit committee of the Company’s board of directors (the “Board”), replacing Mr. Ning Zhu, effective March 11, 2025.

Mr. Ning Zhu has tendered his resignation as an independent director and a member of the audit committee of the Board due to personal reasons. The resignation of Mr. Zhu was not due to any dispute or disagreement with the Company.

Mr. Chen Lin has served at various positions at The University of Hong Kong, including as the Chair of Finance and Stelux Professor in Finance since August 2013, and Associate Vice President since January 2023. In addition, Mr. Lin has served as an independent non-executive director for several companies, including Artificial Intelligent Interconnection Technology Co., Ltd. since December 2024, Beijing 51WORLD Digital Twin Technology Co., Ltd. since September 2024, Shiyue Daotian Group Co., Limited (HKEX: 09676) since October 2023, Allianz Global Investors Fund Management Co., Ltd. since September 2023, CNCB (Hong Kong) Investment Limited since January 2022, and China Merchants Land Asset Management Co., Limited (the manager of China Merchants Commercial REIT (HKEX: 01503)) since December 2019.

Mr. Lin is a non-official member of the Task Force on Promoting Web3 Development of the Government of Hong Kong since July 2023, a Fellow of the Academy of Social Sciences, UK since March 2023, a Member of the Academia Europaea since June 2022, a member of the Hang Seng Index Advisory Committee since August 2021, a member of the Fintech Advisory Group of the Securities and Futures Commission since March 2021 and an advisory member of the Hong Kong Institute for Monetary and Financial Research of the Hong Kong Monetary Authority since June 2019. Mr. Lin also served as a member of the Currency Board Sub-Committee of the Exchange Fund Advisory Committee of Hong Kong from January 2017 to December 2022.

Mr. Lin obtained his PhD degree in economics in August 2006, master of arts degree in economics in August 2005 and master of business administration degree (MBA) in May 2004 from University of Florida in the United States. He received his bachelor’s degree in engineering from South China University of Technology in July 2000.

“On behalf of the Board and senior management, we are delighted to welcome Mr. Lin to our Board. We believe that Mr. Lin’s professional background and industry expertise will add significant value to the Company. We look forward to working with Mr. Lin as we continue to make a positive impact on people’s lives,” said Mr. Peng Shen, Founder, Chairman, and Chief Executive Officer of Waterdrop. “We would also like to extend our gratitude for Mr. Zhu’s invaluable contributions and wishes him all the best in his future endeavors.”

About Waterdrop Inc.

Waterdrop Inc. (NYSE: WDH) is a leading technology platform dedicated to insurance and healthcare service with a positive social impact. Founded in 2016, with the comprehensive coverage of Waterdrop Insurance Marketplace and Waterdrop Medical Crowdfunding, Waterdrop aims to bring insurance and healthcare service to billions through technology. For more information, please visit www.waterdrop-inc.com.

For investor inquiries, please contact

Waterdrop Inc.

IR@shuidi-inc.com

SOURCE Waterdrop Inc.

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